UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Joseph Macnow
Vornado Realty L.P.
888 Seventh Avenue
New York, New York 10019
(201) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [     ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Page 1 of 5 Pages)

CUSIP No. 14052H100		13D	Page 2 of 5 Pages

1.	Name of Reporting Person/I.R.S. Identification No. of above person. Vornado Realty L.P. I.R.S. Identification No.: 22-3506990

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,273,424 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,273,424 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,273,424 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (1)(2)(3)

14.	Type of Reporting Person PN

(1)          Consists of 4,273,424 shares which Vornado Realty L.P. currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4.

(2)          Assuming issuance of an additional 4,273,424 shares upon conversion by Vornado Realty L.P.

(3)          Based upon 16,515,133 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2002.

CUSIP No. 14052H100	13D	Page 3 of 5 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D RELATING TO THE COMMON STOCK OF CAPITAL TRUST, INC.

Vornado Realty L.P. (“VRLP”) hereby amends its Statement on Schedule 13D filed with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 2 to Schedule 13D (“Amendment No. 2") should be read in conjunction with the Statement on Schedule 13D of VRLP filed with respect to common shares of Capital Trust (the “Predecessor”) on August 7, 1998 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D of VRLP filed with respect to Common Stock of the Issuer on May 23, 2000 (as so amended, the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D only with respect to the items listed below.  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Any disclosures made herein with respect to persons other than VRLP are made on information and belief after making appropriate inquiry.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following two paragraphs at the end thereof:
On September 30, 2002, CT Trust redeemed in full VRLP’s $20,086,000 liquidation amount of New Preferred Securities that were not convertible into Common Stock of the Issuer.

Pursuant to the Registration Rights Agreement between the Issuer and each Investor, VRLP exercised its “piggyback” registration rights with respect to the 4,273,424 shares of Common Stock of the Issuer into which the Convertible Amount of the New Preferred Securities is currently convertible, and the Issuer filed a registration statement with respect to such shares (as well as other shares of Common Stock not held by VRLP) with the Securities and Exchange Commission on March 7, 2003.  After the registration statement becomes effective, VRLP will be able to sell any shares of Common Stock obtained by it upon conversion of the Convertible Amount of the New Preferred Securities from time to time by a variety of methods including (a) in privately negotiated transactions, (b) through broker-dealers, who may act as agents or principals, (c) in a block trade in which a broker-dealer will attempt to sell a block of shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (d) through one or more underwriters on a firm commitment or best-efforts basis, (e) directly to one or more purchasers, (f) through agents, (g) in securities exchange or quotation system sales that comply with the rules of the exchange or quotation system, (h) through the writing of options relating to such shares or (i) any combination of the above.  VRLP plans to hold the New Preferred Securities, any Convertible Debentures issued with respect thereto, and any Common Stock acquired upon the conversion of Convertible Debentures and the Convertible Amount of New Preferred Securities, as an investment.  VRLP intends to continue to review its investment in the New Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the New Preferred Securities, open market purchases or otherwise, Common Stock of the Issuer, or may determine to sell the New Preferred Securities or Common Stock.

CUSIP No. 14052H100	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by adding the following sentence at the end of paragraph (c) thereof:

During the 60 days preceding the filing of this Amendment No. 2 to Schedule 13D, no transactions in the Common Stock were effected by VRLP, the Trust, or to the best knowledge of VRLP and the Trust by any of the persons listed in Appendix A to the Schedule 13D.

CUSIP No. 14052H100	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2003
Date

VORNADO REALTY L.P.

By: Vornado Realty Trust, its general partner

By:	/s/ Joseph Macnow
Signature
Joseph Macnow Executive Vice President – Finance and Administration and Chief Financial Officer
Name/Title